Exhibit 12

PITNEY BOWES INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended June 30,		Six Months Ended June 30,
(Dollars in thousands)	2013	2012	2013	2012
Income from continuing operations before income taxes	$30,588	$161,142	$134,116	$320,846
Add:
Interest expense (1)	51,145	50,995	101,759	101,501
Portion of rents representative of the interest factor	8,787	9,042	17,410	17,914
Amortization of capitalized interest	—	243	—	486
Income as adjusted	$90,520	$221,422	$253,285	$440,747

Fixed charges:
Interest expense (1)	$51,145	$50,995	$101,759	$101,501
Portion of rents representative of the interest factor	8,787	9,042	17,410	17,914
Noncontrolling interests (preferred stock dividends of subsidiaries), excluding taxes	6,960	6,898	13,920	13,845
Total fixed charges	$66,892	$66,935	$133,089	$133,260
Ratio of earnings to fixed charges (2)	1.35	3.31	1.90	3.31

(1)	Interest expense includes both financing interest expense and other interest expense.

(2)
The computation of the ratio of earnings to fixed charges has been computed by dividing income from continuing operations before income taxes as adjusted by fixed charges. Included in fixed charges is one-third of rent expense as the representative portion of interest.